Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 110056
SUPPLEMENT TO: PROSPECTUS SUPPLEMENT DATED AUGUST 17, 2005
(To prospectus dated November 4, 2003)
N.Z.$300,000,000
Province of Manitoba
(Canada)
6.375% Global Debentures Series FE due September 1, 2015

        The Province will pay interest on the debentures semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2006. In accordance with market convention, the Province will pay interest on the Debentures payable in New Zealand dollars in two equal semi-annual installments. Interest payable on the Debentures in U.S. dollars will be determined by reference to such equal semi-annual installments.
The date of this supplement is February 21, 2006.